

Mail Stop: 3561

March 9, 2017

Via E-Mail
Mr. Stefan Wenger
Chief Financial Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, CO 80202-1132

>   **Re: Royal Gold, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2016**
>   **Response Dated February 16, 2017**
>   **File No. 001-13357**

Dear Mr. Wenger:

We have reviewed your February 16, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2017 letter.

Form 10-K for the Fiscal Year ended June 30, 2016

Financial Statements

Notes to Consolidated Financial Statements

3. Acquisitions

Termination of Royalty Interest at Carmen de Andacollo, page 72

1.   We note your response to comment 1 and understand that you have viewed the termination of the royalty arrangement and the acquisition of the gold stream related to Andacollo as a single transaction. Please expand your disclosure to discuss the accounting that you have applied to the two transactions and the underlying reasons you

have viewed them as a single transaction. In this regard, we note that you outline these reasons in the first paragraph on page 4 of your response.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining